Exhibit 12

IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

		Twelve Months Ended
		December 31,
		(Thousands of Dollars)

	2006	2005	2004	2003	2002

Earnings, as defined:
Income from continuing operations
before income taxes	$115,452	$103,326	$60,830	$31,063	$22,036
Adjust for distributed income of equity
investees	(9,347)	(10,370)	1,990	(2,136)	(2,544)
Equity in loss of equity method
investments	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	(48)	(435)	(211)
Fixed charges, as below	65,745	64,379	66,137	68,134	62,658
Total earnings, as defined	$171,850	$157,336	$128,909	$96,626	$81,939

Fixed charges, as defined:
Interest charges	$64,720	$62,962	$61,269	$64,813	$60,031
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	-	-	3,216	1,915	857
Rental interest factor	1,025	1,417	1,652	1,406	1,770
Total fixed charges, as defined	65,745	$64,379	$66,137	$68,134	$62,658

Ratio of earnings to fixed charges	2.61x	2.44x	1.95x	1.42x	1.31x